July 24, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

Washington, D.C. 20549

Attention: Ms. Christine Torney

Re:	Hallmark Financial Services, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 14, 2019

File No. 001-11252

Dear Ms. Torney:

Hallmark Financial Services, Inc. (the “Company”) is in receipt of the letter dated June 25, 2019 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 14, 2019. The Company’s response is set forth below. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

Consolidated Financial Statements

Note 6. Reserves for Losses and Loss Adjustment Expenses, page F-23

1.	You disclose on page F-25 that you have evaluated the disaggregation criteria of ASU 2015-09 and concluded that the basis for your disaggregation of this information required by ASC 944-40-50-4B and 4D is by each of your three reportable segments. The descriptions of the various insurance business lines within each of your three segments makes it seem likely that some of these business lines are likely to experience different loss trends. Further, your disclosure of the trend information on pages 39 and F-24 includes significant offsetting trends of favorable versus unfavorable development which raises questions as to whether the level of aggregation is appropriate. Please address the following:

•	Tell us how you considered the guidance of ASC 944-40-50-4H when determining to aggregate your short duration loss tables at the reportable segment level, including the prohibition of aggregating items that have significantly different characteristics.

Hallmark Financial Services, Inc. 5420 Lyndon B Johnson Freeway, Suite 1100, Dallas, TX 75240 817.348.1600 hallmarkgrp.com

•	Specifically address how you considered the respective characteristics of your contract binding business unit versus those of your specialty commercial operating unit that are aggregated within your specialty commercial segment and determined that they did not have significantly different characteristics. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, loss development and ending reserve liabilities for the last two years by each of these two business units. Also, provide us with the average annual percentage payout of incurred claims of incurred loss and ALAE, that is the history of claims duration by age, for each of these two business units.
•	Further, within your specialty commercial operating unit, you have aggregated various product lines including general aviation, satellite launch, commercial umbrella and primary/excess liability, medical and financial professional liability, and primary/excess commercial property insurance products. Tell us how you determined that these lines do not have significantly different characteristics. As part of your response, provide us with a breakdown quantifying the net premiums, losses incurred, loss development and ending reserve liabilities for the last two years by each of the product line categories within your specialty commercial operating unit. Also, provide us with the average annual percentage payout of incurred claims of incurred loss and ALAE, that is the history of claims duration by age, for each of the product line categories within your specialty commercial operating unit.

RESPONSE

ASC 944-40-55-9C recognizes reportable segments as one of several potentially appropriate categories for disaggregation of the information required by ASC 944-40-50-4B & 4D. In determining that the Company’s reporting segments were the appropriate level of disaggregation, we were particularly mindful of the guidance in ASC 944-40-50-4H that useful information should not be obscured by the inclusion of a large amount of insignificant detail and that disclosure need not be provided for insignificant categories. The prior year loss development disclosures at pages 39 and F-24 of the Form 10-K merely supplement the information required by ASC 944-40-50-4B & 4D consistent with our response to prior Staff comments.

As discussed at page 3 of the Form 10-K, the Company has historically organized its various operating units on the basis of operational management. These operating units developed primarily as a result of the retention of the management teams of acquired businesses. Since these operating units were organized based on internal management structure rather than accounting criteria or common insurance characteristics, the Company does not believe that its operating units were appropriate categories for disaggregation under ASC 944-40-50-4H and ASC 944-40-55-9C for fiscal 2018 and prior years. In particular, the Specialty Commercial operating unit represents a collection of small, niche lines of business which share few common characteristics as contemplated by ASC 944-40-55-9A and 944-40-55-9C.

The enclosed Table 1a provides information regarding net premiums earned, loss and loss adjustment expense (LLAE), prior year loss development and reserves for unpaid LLAE for the Specialty Commercial Segment for fiscal 2018 and 2017 broken out by the Contract Binding operating unit and the Specialty Commercial operating unit. Table 1b provides similar information segregated by each identified component of the Specialty Commercial operating unit. Table 1c separately presents this information for the total commercial auto line of business.

The enclosed Table 2a provides 10-year average annual percentage payout of incurred losses and allocated loss adjustment expenses (ALAE) information for the Specialty Commercial Segment broken out by the Contract Binding operating unit and the Specialty Commercial operating unit. Table 2b provides similar information segregated as by each identified component of the Specialty Commercial operating unit. Table 2c separately presents 10-year average annual percentage payout of incurred losses and ALAE information for the total commercial auto line of business.

As reflected in Table 1a, for fiscal 2018 and 2017, the Contract Binding operating unit produced 73% and 83%, respectively, of the total net premiums earned by the Specialty Commercial Segment, and 52% and 60%, respectively, of the total net premiums earned by the Company. For fiscal 2018 and 2017, the Contract Binding operating unit incurred 70% and 85%, respectively, of the total LLAE of the Specialty Commercial Segment, and 53% and 63%, respectively, of the total LLAE incurred by the Company. As reflected in Table 1b, the largest individual component of the Specialty Commercial operating unit produced only 10% and 8% of the total net premiums earned of the Specialty Commercial Segment, and 7% and 6% of the total net premiums earned by the Company, during fiscal 2018 and 2017, respectively. The largest individual component of the Specialty Commercial operating unit incurred only 9% and 7% of the total LLAE of the Specialty Commercial Segment, and 7% and 5% of the total LLAE of the Company, during fiscal 2018 and 2017, respectively.

Most importantly, Table 1c reflects that, for fiscal 2018 and 2017, the commercial auto line of business constituted 75% and 83%, respectively, of the total net premiums earned by the Specialty Commercial Segment, and 53% and 59%, respectively, of the total net premiums earned by the Company. Excluding commercial auto, no line of business within the Specialty Commercial operating unit produced more than 7% and 2% of the total net premiums earned of the Specialty Commercial Segment, or 5% and 2% of the total net premiums earned by the Company, during fiscal 2018 and 2017, respectively. Similarly, for fiscal 2018 and 2017, the commercial auto line of business represented 77% and 84%, respectively, of the total LLAE of the Specialty Commercial Segment, and 58% and 62%, respectively, of the total LLAE incurred by the Company. Excluding commercial auto, no line of business within the Specialty Commercial operating unit incurred more than 7% and 2% of the total LLAE of the Specialty Commercial Segment, or 5% and 2% of the total LLAE incurred by the Company, during fiscal 2018 and 2017, respectively.

Based on this analysis, the Company determined that commercial auto was the overwhelmingly dominant line of business within the Specialty Commercial Segment and that no other line of business within the Specialty Commercial Segment was individually significant. The Company also believed that presentation of information for each niche line of business within the Specialty Commercial Segment would result in obscuring useful information by including a large amount of insignificant detail. Further, the Company did not believe that its operating units were appropriate categories for disaggregation for fiscal 2018 and 2017 for the reasons discussed above. Therefore, the Company concluded that its reportable segments, including the Specialty Commercial Segment, were the appropriate categories for disaggregation of the information required by ASC 944-40-50-4B & 4D in light of the guidance provided in ASC 944-40-50-4H and ASC 944-40-55-9C.

During the first quarter of 2019, the Company reorganized its internal operations into product-specific business units. All of the commercial auto business within the Specialty Commercial Segment is now included in the Commercial Auto business unit. Also, in connection with new reinsurance arrangements entered into during the fourth quarter of fiscal 2018, the Company has decreased its retention of commercial auto business and increased its retention of certain other specialty niche businesses. The Company is continuing to evaluate the combined impact of these changes on the categories for disaggregation of the information required by ASC 944-40-50-4B & 4D in light of the guidance provided in ASC 944-40-50-4H and ASC 944-40-55-9C. The Company expects that its Form 10-K for the fiscal year ending December 31, 2019, will reflect significantly different disaggregation categories than in past years. However, at this time, the Company does not have sufficient information to determine what the appropriate categories of disaggregation may be for fiscal 2019.

We trust that the foregoing responds sufficiently to the Staff's comments. If you have any questions, please do not hesitate to call the undersigned at 817-348-1600 or our counsel, Steven D. Davidson of McGuire, Craddock & Strother, P.C., at 214-954-6800.

Very truly yours,

/s/ JEFFREY R. PASSMORE
Jeffrey R. Passmore,
Chief Financial Officer

cc:	Naveen Anand, Chief Executive Officer

Steven D. Davidson, Esq.

TABLE 1a

Specialty Commercial Segment

As of and for the year ended December 31,

($ in thousands)

	Contract Binding		Specialty Commercial		Specialty Commercial
	Operating Unit		Operating Unit		Segment
	2018	2017	2018	2017	2018	2017

Net premiums earned	$188,485	$215,063	$69,701	$44,023	$258,186	$259,086

Losses and loss adjustment expenses	$135,980	$180,853	$58,288	$32,197	$194,268	$213,050

Unfavorable (favorable) prior year loss reserve development	$11,200	$38,644	$5,257	$1,833	$16,457	$40,477

Reserves for unpaid losses and loss adjustment expenses	$167,657	$235,051	$63,282	$43,762	$230,939	$278,813

TABLE 1b

Specialty Commercial Operating Unit

As of and for the year ended December 31,

($ in thousands)

					Commercial Umbrella		Medical and Financial		Primary/Excess				Total Specialty
	General Aviation		Satellite Launch		and Primary/Excess Casualty		Professional Liability		Commercial Property		Specialty Programs		Commercial Operating Unit
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Net premiums earned	$4,774	$4,427	$2,086	$2,473	$25,860	$20,317	$16,811	$5,964	$8,115	$3,787	$12,055	$7,055	$69,701	$44,023

Losses and loss adjustment expenses	$4,591	$4,332	$1,691	$566	$18,148	$14,181	$13,286	$3,982	$10,673	$3,013	$9,899	$6,123	$58,288	$32,197

Unfavorable (favorable) prior year loss reserve development	$846	$1,388	$378	$-	$757	$278	$1,479	$(302)	$763	$(292)	$1,034	$761	$5,257	$1,833

Reserves for unpaid losses and loss adjustment expenses	$2,568	$2,261	$204	$984	$29,706	$24,602	$14,658	$7,392	$7,845	$2,438	$8,301	$6,085	$63,282	$43,762

TABLE 1c

Specialty Commercial Segment - Total Commercial Auto

As of and for the year ended December 31,

($ in thousands)

	Total
	Commercial Auto *
	2018	2017

Net premiums earned	$193,099	$214,049

Losses and loss adjustment expenses	$149,235	$178,866

Unfavorable (favorable) prior year loss reserve development	$17,505	$37,101

Reserves for unpaid losses and loss adjustment expenses	$177,407	$221,069

*	Total Commercial Auto combines primary and excess commerical auto lines of business from both Contract Binding and Specialty Commercial operating units for illustrative purposes.

TABLE 2a

Specialty Commercial Segment

As of December 31, 2018

($ in thousands)

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (1)
	Unaudited
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10

Contract Binding Operating Unit	25.1%	26.3%	23.3%	14.0%	7.0%	2.6%	0.6%	1.0%	0.0%	0.1%

Specialty Commercial Operating Unit	27.8%	20.7%	14.3%	12.7%	13.4%	3.4%	3.2%	1.8%	1.6%	1.1%

Total Specialty Commercial Segment	27.1%	24.0%	20.5%	13.6%	7.9%	2.7%	1.7%	1.8%	0.4%	0.3%

(1)	The average annual percentage payout is calculated from a paid loss and allocated loss adjustment expense (ALAE) development pattern based on an actuarial analysis of the paid loss and ALAE movements by accident year for each disaggregation category. The paid losses and ALAE development pattern provides the expected percentage of ultimate losses and ALAE to be paid in each year. The pattern considers all accident years included in the claims development tables.

TABLE 2b

Specialty Commercial Operating Unit

As of December 31, 2018

($ in thousands)

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (1)
	Unaudited
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10

General Aviation	64.4%	20.0%	5.7%	2.5%	2.7%	1.3%	1.6%	1.7%	0.1%	0.0%

Satellite Launch	72.1%	27.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Commercial Umbrella and Primary/Excess Casualty	4.6%	27.3%	27.0%	14.6%	16.5%	4.0%	5.7%	0.3%	0.0%	0.0%

Medical and Financial Professional Liability	5.7%	17.5%	5.2%	33.7%	0.8%	37.0%	0.1%	0.0%	0.0%	0.0%

Primary/Excess Commercial Property	20.9%	79.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Specialty Programs	36.0%	21.4%	9.9%	13.5%	15.1%	3.5%	0.6%	0.0%	0.0%	0.0%

Total Specialty Commercial Operating Unit	27.8%	20.7%	14.3%	12.7%	13.4%	3.4%	3.2%	1.8%	1.6%	1.1%

(1)	The average annual percentage payout is calculated from a paid loss and allocated loss adjustment expense (ALAE) development pattern based on an actuarial analysis of the paid loss and ALAE movements by accident year for each disaggregation category. The paid losses and ALAE development pattern provides the expected percentage of ultimate losses and ALAE to be paid in each year. The pattern considers all accident years included in the claims development tables.

TABLE 2c

Specialty Commercial Segment - Total Commercial Auto

As of December 31, 2018

($ in thousands)

	Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance (1)
	Unaudited
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10

Total Commercial Auto*	24.9%	25.8%	23.4%	14.4%	7.0%	2.5%	0.7%	1.0%	0.2%	0.1%

*	Total Commercial Auto combines primary and excess commerical auto lines of business from both Contract Binding and Specialty Commercial operating units for illustrative purposes.